Exhibit 99. (d) (v)

Addendum to Management Agreement between
Lord, Abbett & Co. LLC
and
Lord Abbett Trust I
Dated: December 7, 2022 (the “Addendum”)

Effective December 9, 2022, Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Trust I, on behalf of the Lord Abbett Emerging Markets Equity Fund (referred to in this Addendum as the “Fund”), do hereby agree that the annual management fee rate for the Fund with respect to paragraph 2 of the Agreement shall be as follows:

0.65% on the first $3 billion of average daily net assets; and
0.60% on the Fund’s average daily net assets over $3 billion.

For purposes of Section 15 (a) of the Investment Company Act of 1940, as amended, this Addendum and the Agreement shall together constitute the investment advisory contract of the Fund.

Lord Abbett Trust I

By:	/s/Victoria Zozulya Victoria Zozulya Vice President and Assistant Secretary

Lord, Abbett & Co. LLC

By:	/s/Lawrence B. Stoller Lawrence B. Stoller Member and General Counsel